# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perspective Therapeutics, Inc., CIK 0000728387
CUSIP: 46489V302
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2401 Elliott Avenue, Suite 320, Seattle, Washington (WA), 98121
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-24-006777
Filed by CIK 0001791827

## Reporting persons
- Avidity Partners Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,841,024; sole dispositive power 0; shared dispositive power 2,841,024; aggregate amount beneficially owned 2,841,024 (4.2% of the class)
  Comment: The percentage of ownership based on 67,587,540 shares of Common Stock of the Issuer outstanding as of November 7, 2024, as reported on the Issuer's Form 10-Q filed on November 12, 2024.
- Avidity Partners Management (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,841,024; sole dispositive power 0; shared dispositive power 2,841,024; aggregate amount beneficially owned 2,841,024 (4.2% of the class)
  Comment: The percentage of ownership based on 67,587,540 shares of Common Stock of the Issuer outstanding as of November 7, 2024, as reported on the Issuer's Form 10-Q filed on November 12, 2024.
- Avidity Capital Partners Fund (GP) LP: type of reporting person: partnership (PN), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,841,024; sole dispositive power 0; shared dispositive power 2,841,024; aggregate amount beneficially owned 2,841,024 (4.2% of the class)
  Comment: The percentage of ownership based on 67,587,540 shares of Common Stock of the Issuer outstanding as of November 7, 2024, as reported on the Issuer's Form 10-Q filed on November 12, 2024.
- Avidity Capital Partners (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,841,024; sole dispositive power 0; shared dispositive power 2,841,024; aggregate amount beneficially owned 2,841,024 (4.2% of the class)
  Comment: The percentage of ownership based on 67,587,540 shares of Common Stock of the Issuer outstanding as of November 7, 2024, as reported on the Issuer's Form 10-Q filed on November 12, 2024.
- David Witzke: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael Gregory: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,841,024; sole dispositive power 0; shared dispositive power 2,841,024; aggregate amount beneficially owned 2,841,024 (4.2% of the class)
  Comment: The percentage of ownership based on 67,587,540 shares of Common Stock of the Issuer outstanding as of November 7, 2024, as reported on the Issuer's Form 10-Q filed on November 12, 2024.

## Item 1. Issuer
Name of issuer: Perspective Therapeutics, Inc.
Address of issuer's principal executive offices: 2401 Elliott Avenue, Suite 320, Seattle, Washington 98121

## Item 2. Person Filing
Name of person filing:
Avidity Partners Management LP
Avidity Partners Management (GP) LLC
Avidity Capital Partners Fund (GP) LP
Avidity Capital Partners (GP) LLC
David Witzke
Michael Gregory
Address of principal business office or, if none, residence:
Avidity Partners Management LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Partners Management (GP) LLC
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Capital Partners Fund (GP) LP
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Avidity Capital Partners (GP) LLC
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

David Witzke
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America

Michael Gregory
2828 N Harwood Street, Suite 1220
Dallas, Texas 75201
United States of America
Citizenship:
Avidity Partners Management LP - Delaware
Avidity Partners Management (GP) LLC - Delaware
Avidity Capital Partners Fund (GP) LP - Delaware
Avidity Capital Partners (GP) LLC - Delaware
David Witzke - United States
Michael Gregory - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Avidity Partners Management LP - 2,841,024
Avidity Partners Management (GP) LLC - 2,841,024
Avidity Capital Partners Fund (GP) LP - 2,841,024
Avidity Capital Partners (GP) LLC - 2,841,024
David Witzke - 0
Michael Gregory - 2,841,024
Percent of class:
Avidity Partners Management LP - 4.2%
Avidity Partners Management (GP) LLC - 4.2%
Avidity Capital Partners Fund (GP) LP - 4.2%
Avidity Capital Partners (GP) LLC - 4.2%
David Witzke - 0.0%
Michael Gregory - 4.2%
Sole power to vote or to direct the vote:
Avidity Partners Management LP - 0
Avidity Partners Management (GP) LLC - 0
Avidity Capital Partners Fund (GP) LP - 0
Avidity Capital Partners (GP) LLC - 0
David Witzke - 0
Michael Gregory - 0
Shared power to vote or to direct the vote:
Avidity Partners Management LP - 2,841,024
Avidity Partners Management (GP) LLC - 2,841,024
Avidity Capital Partners Fund (GP) LP - 2,841,024
Avidity Capital Partners (GP) LLC - 2,841,024
David Witzke - 0
Michael Gregory - 2,841,024
Sole power to dispose or to direct the disposition:
Avidity Partners Management LP - 0
Avidity Partners Management (GP) LLC - 0
Avidity Capital Partners Fund (GP) LP - 0
Avidity Capital Partners (GP) LLC - 0
David Witzke - 0
Michael Gregory - 0
Shared power to dispose or to direct the disposition:
Avidity Partners Management LP - 2,841,024
Avidity Partners Management (GP) LLC - 2,841,024
Avidity Capital Partners Fund (GP) LP - 2,841,024
Avidity Capital Partners (GP) LLC - 2,841,024
David Witzke - 0
Michael Gregory - 2,841,024

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

## Signatures
- Avidity Partners Management LP: By Avidity Partners Management (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (02/14/2025)
- Avidity Partners Management (GP) LLC: By: /s/ Michael Gregory, Michael Gregory / Managing Member (02/14/2025)
- Avidity Capital Partners Fund (GP) LP: By Avidity Capital Partners (GP) LLC, its general partner, By: /s/ Michael Gregory, Michael Gregory / Managing Member (02/14/2025)
- Avidity Capital Partners (GP) LLC: By: /s/ Michael Gregory, Michael Gregory / Managing Member (02/14/2025)
- David Witzke: By: /s/ David Witzke, David Witzke (02/14/2025)
- Michael Gregory: By: /s/ Michael Gregory, Michael Gregory (02/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.